EXHIBIT 4.3.1

TYLER RESOURCES INC.

Office Sublease Agreement Amendment dated July 1, 2004

AMENDMENT TO SUBLEASE

BETWEEN:

Manson Creek Resources Ltd. (The “Sublandlord”)

and

Tyler Resources Inc. (The “Subtenant”)

In accordance with the sublease agreement, dated October 26, 2001, (the “Sublease Agreement”), the Subtenant is currently leasing approximately 934.5 square feet of the 3,738 square feet of rentable area on the 5th floor of the building located at 926 – 5th Avenue S.W, (the “Premises”).    In recognition of a change in useage of this office space, the parties to the Sublease Agreement have agreed to amend the number of square feet that the Subtenant is leasing and consequently the amount of monthly rent that the Subtenant shall pay.  The Subtenant and Sublandlord hereby agree that, effective July 1, 2004, the Subtenant shall commence to lease approximately 1,495.2 square feet of the Premises at a base lease cost of $13.00 per square feet, or $1,619.80 per month.  In addition the Subtenant shall be responsible for its prorata, (40%), share of lease operating, including parking, costs.  This adjusted rent shall be in force until the termination of the sublease agreement or such earlier time that the Sublandlord and Subtenant should agree to in writing.

In all other respects the Sublease Agreement shall remain the same.

The underwritten hereby consent to the aforementioned amendments to the Sublease Agreement.

Accepted by the Subtenant at the City of Calgary, in the Province of Alberta, this 30th day of June, 2004.

TYLER RESOURCES INC.

/s/ Jean Pierre Jutras

BY: Jean Pierre Jutras

President/Director/Chief Operating Officer

Accepted by the Sublandlord at the City of Calgary, in the Province of Alberta, this 30th day of June, 2004.

MANSON CREEK RESOURCES LTD.

/s/ Shari Difley

BY: Shari Difley, CFO